EXHIBIT 99.1

Stantec announces record 2023 earnings, dividend increase of 7.7%, and planned retirement of CFO Theresa Jang

2023 Highlights

  Net revenue of $5.1 billion in 2023, an increase of 13.7% over 2022
  Adjusted diluted EPS1 of $3.67, an increase of 17.3% over 2022
  Backlog of $6.3 billion, up 6.8% since December 31, 2022
  Ranked #9 of the most sustainable corporations in the world by Corporate Knights, first among peers

EDMONTON, Alberta and NEW YORK, Feb. 28, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN Stantec, a global leader in sustainable design and engineering, today reported its results for the fourth quarter and year ended December 31, 2023.

Stantec achieved record financial results and delivered another solid year of excellent performance in 2023. Net revenue increased $609 million to $5.1 billion, driven primarily by 9.9% organic growth1 and 1.5% acquisition growth1. Continued focus on strong project execution and operational excellence drove record adjusted EBITDA margin1 of 16.4%, diluted earnings per share (EPS) of $2.98, and adjusted diluted EPS of $3.67.

In the fourth quarter of 2023, Stantec grew net revenue 9.9% to $1.2 billion through strong organic growth of 7.5% and acquisition growth of 1.9%. Adjusted EBITDA margin was 15.7%, while diluted EPS was $0.66 and adjusted diluted EPS remained consistent at $0.82.

Adjusted EBITDA margin and adjusted diluted EPS were both impacted by a significant expense related to the revaluation of Stantec’s long-term incentive plan (LTIP) primarily due to strong share price appreciation in 2023. Excluding the revaluation for 2023 and Q4 2023, adjusted EBITDA margin was 17.1% and 16.6% respectively, and adjusted diluted EPS was $3.91 and $0.90, respectively.

“Stantec continues to fire on all cylinders, delivering yet another year of record financial results,” said Gord Johnston, president and chief executive officer. “I am very proud of the strong operational performance delivered by our dedicated employees while again being ranked as one of the most sustainable companies in the world. We are extremely well positioned to continue addressing the complex multi-year challenges our clients and communities are facing, and we are confident 2024 will be another very strong year for Stantec.”

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1 Adjusted diluted EPS, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth and acquisition growth are other financial measures (discussed in the Definitions section of Stantec's 2023 Annual Report).

CFO Planned Retirement
Stantec also announced today the planned retirement of Theresa Jang, executive vice president and chief financial officer.  The Company has initiated a search to identify her successor and is considering both internal and external candidates. Jang will remain as chief financial officer until her successor is in place and has committed to remaining with the Company for a period thereafter to ensure a smooth transition.

“Since joining Stantec in 2018, Theresa has played a pivotal role in creating value for all of our stakeholders,” said Johnston. “Through her stewardship, Stantec’s financial position has never been stronger, and she has built a world-class finance team that will continue to support our growth ambitions. She has been a tremendous leader, and a valued colleague and friend.”

“As I reflect on all that my Stantec colleagues and I have accomplished together, I have decided the time is right for me to step away from executive life,” said Jang. “While my journey with Stantec will come to an end later this year, I am confident the Company will continue to thrive and outperform for many years to come.”

2024 Outlook
Stantec is increasing its net revenue growth and adjusted diluted EPS growth targets and reaffirming other targets and expectations included in the 2024 guidance released on December 5, 2023 with the launch of its 2024-2026 Strategic Plan. These targets now include the acquisition of Morrison Hershfield, which closed on February 9, 2024.

	Previously Published 2024 Annual Range	2024 Annual Range
Targets
Net revenue growth	7% to 12%	11% to 15%
Adjusted EBITDA as % of net revenue (note)	16.2% to 17.2%	16.2% to 17.2%
Adjusted net income as % of net revenue (note)	above 8%	above 8%
Adjusted diluted EPS growth (note)	11% to 16%	12% to 16%
Adjusted ROIC (note)	above 11%	above 11%

In setting Stantec's targets and guidance, the Company assumed an average value for the US dollar of $1.35, GBP $1.70, and AU $0.90. For all other underlying assumptions, see Stantec's 2023 Annual Report.

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC, are non-IFRS measures.

Stantec now expects that net revenue will increase between 11% and 15% in 2024. Stantec continues to see high levels of activity in all regions and reaffirms expectations for organic net revenue growth in the mid to high single digits, with the US and Global regions in the mid to high single digits, and Canada in the mid-single digits. The Company now expects acquisition net revenue growth in the mid-single digits from ZETCON, Morrison Hershfield, and ESD.

Stantec continues to anticipate adjusted EBITDA margin will be in the range of 16.2% - 17.2% and adjusted net income to achieve a margin above 8.0%. The Company now expects adjusted diluted EPS growth to be in the range of 12% - 16%.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the impact from share price movements subsequent to December 31, 2023 and the relative total shareholder return components on Stantec's share-based compensation programs.

Full-Year 2023 Financial Highlights

  Net revenue increased 13.7%, or $609.0 million, to $5.1 billion compared to 2022, primarily driven by 9.9% organic growth and 1.5% acquisition growth. All of Stantec's regional and business operating units delivered organic growth. Water delivered exceptional organic growth of 20%, while Environmental Services and the United States achieved double-digit organic growth.
  Project margin increased $327.4 million, or 13.5%, to $2.7 billion and, as a percentage of net revenue, remained consistent with 2022 at 54.2% as a result of net revenue growth and solid project execution.
  Adjusted EBITDA increased $107.1 million, or 14.8%, to $831.0 million. The Company achieved an adjusted EBITDA margin of 16.4%, a 20 basis point increase from 2022, driven by increased activities and disciplined cost management, partly offset by a significant expense related to the revaluation of Stantec's LTIP primarily due to strong share price appreciation. Excluding the revaluation, adjusted EBITDA margin achieved was 17.1%.
  Net income and diluted EPS achieved record highs in 2023. Net income increased 34.1%, or $84.2 million, to $331.2 million, and diluted EPS increased 34.2%, or $0.76, to $2.98, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.
  Stantec concluded on its 2023 Real Estate Strategy and drove approximately $0.38 of incremental adjusted EPS while reducing the Company’s footprint by over 30% relative to the 2019 baseline.
  Adjusted net income increased 17.7%, or $61.3 million, to a record high of $408.4 million, representing 8.1% of net revenue (8.6% excluding the effect of the LTIP revaluation), up 30 basis points compared to last year. Adjusted diluted EPS increased 17.3%, or $0.54, to $3.67 ($3.91 excluding the effect of the LTIP revaluation).
  Contract backlog stands at $6.3 billion—a 6.8% increase from December 31, 2022—reflecting 4.6% organic growth. Organic backlog growth was achieved across all regional units, with Water attaining over 23% organic backlog growth. Contract backlog represents approximately 12 months of work.
  Net debt to adjusted EBITDA was 1.0x at December 31, 2023—within the internal range of 1.0x to 2.0x.
  Operating cash flows increased 79.0% from $304.3 million to $544.7 million, reflecting strong operating performance and disciplined working capital management.
  Days sales outstanding was 77 days at December 31, 2023, a four-day reduction from December 31, 2022.
  Stantec repurchased 129,036 common shares for an aggregate price of $10.0 million under the Company's normal course issuer bid (NCIB).
  Stantec issued 3,108,450 common shares from treasury through a public offering, including 405,450 shares issued in connection with the exercise in full of the over-allotment option, at a price of $92.50 for net proceeds of $277.8 million after share issuance costs. The Company used the net proceeds of the offering to repay a portion of its revolving credit facility, creating additional capacity to fund future acquisition opportunities and growth initiatives, as well as for general corporate purposes.
  Consistent with Stantec's growth strategy and subsequent to year end, the Company closed the following acquisitions:
    On January 8, 2024, Stantec acquired ZETCON Engineering, a 645-person engineering firm headquartered in Bochum, Germany, with 13 offices covering all major German metropolitan areas and one office in Austria. ZETCON provides a strong platform in infrastructure planning, inspection, project management, and construction management.
    On February 9, 2024, the Company acquired Morrison Hershfield, a 1,150-person engineering and management firm headquartered in Markham, Ontario. Morrison Hershfield has offices in 22 cities across North America and an office in India. The firm has a highly respected industry reputation in transportation, buildings, and environmental services.
  On February 28, 2024, the Board of Directors declared a dividend of $0.21 per share, payable on April 15, 2024, to shareholders of record on March 28, 2024, representing an 7.7% increase.

Fourth Quarter 2023 Financial Highlights

  Net revenue increased 9.9%, or $111.8 million, to $1.2 billion, driven by 7.5% organic growth and 1.9% acquisition growth. For the eighth consecutive quarter, Stantec achieved organic growth in every regional and business operating unit with the exception of Energy & Resources, which saw a slight organic retraction of 1.2% in the fourth quarter. Double-digit organic growth was achieved in the United States and in the Water and Environmental Services businesses.
  Project margin increased 7.9%, or $49.1 million, and decreased 100 basis points as a percentage of net revenue from 54.9% to 53.9%, remaining in line with expected ranges. Higher project margin in Q4 2022 was partly due to changes in project mix in Stantec’s US operations.
  Adjusted EBITDA increased 1.5%, or $2.9 million, to $194.6 million, and achieved a margin of 15.7% compared to 17.0% in the prior period. The revaluation of Stantec's LTIP in Q4 2023, primarily due to strong share price appreciation, contributed to a lower margin. Excluding the revaluation, adjusted EBITDA margin achieved was 16.6%.
  Net income increased 1.2%, or $0.9 million, to $74.4 million and diluted EPS was $0.66.
  Adjusted net income and adjusted diluted EPS remained consistent at $91.4 million, representing 7.4% of net revenue (8.1% excluding the effect of the LTIP revaluation), and $0.82 ($0.90 excluding the effect of the LTIP revaluation), respectively.

Q4 and Full-Year 2023 Financial Summary

	Quarter Ended Dec 31,				Year Ended Dec 31,
	2023		2022		2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,609.0	129.5%	1,513.5	133.9%	6,479.6	127.9%	5,677.2	127.4%
Net revenue	1,242.2	100.0%	1,130.4	100.0%	5,066.2	100.0%	4,457.2	100.0%
Direct payroll costs	572.6	46.1%	509.9	45.1%	2,321.5	45.8%	2,039.9	45.8%
Project margin	669.6	53.9%	620.5	54.9%	2,744.7	54.2%	2,417.3	54.2%
Administrative and marketing expenses	483.1	38.9%	439.4	38.9%	1,945.8	38.4%	1,742.5	39.1%
Depreciation of property and equipment	14.9	1.2%	13.8	1.2%	59.9	1.2%	56.8	1.3%
Depreciation of lease assets	30.5	2.5%	31.9	2.8%	121.7	2.4%	122.1	2.7%
Amortization of intangible assets	23.7	1.9%	27.5	2.4%	102.0	2.0%	104.6	2.3%
Net interest expense and other net finance expense	22.3	1.8%	20.6	1.8%	93.0	1.8%	73.2	1.6%
Other	(0.7)	(0.1%)	(10.5)	(1.0%)	(4.9)	—%	(7.0)	(0.1%)
Income taxes	21.4	1.7%	24.3	2.1%	96.0	1.9%	78.1	1.8%
Net income	74.4	6.0%	73.5	6.5%	331.2	6.5%	247.0	5.5%
Diluted EPS	0.66	n/m	0.66	n/m	2.98	n/m	2.22	n/m
Adjusted EBITDA (note)	194.6	15.7%	191.7	17.0%	831.0	16.4%	723.9	16.2%
Adjusted net income (note)	91.4	7.4%	91.1	8.1%	408.4	8.1%	347.1	7.8%
Adjusted diluted EPS (note)	0.82	n/m	0.82	n/m	3.67	n/m	3.13	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m	0.78	n/m	0.72	n/m
Total assets					6,076.7		5,652.9
Total long-term debt					1,129.0		1,235.8

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of Stantec's 2023 Annual Report).

n/m = not meaningful

Net Revenue by Reportable Segment

Full-Year 2023

(In millions of Canadian dollars, except percentages)	2023	2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,246.3	1,150.8	95.5	—	n/a	95.5	8.3%
United States	2,684.1	2,266.6	417.5	53.8	83.8	279.9	12.3%
Global	1,135.8	1,039.8	96.0	11.9	16.8	67.3	6.5%
Total	5,066.2	4,457.2	609.0	65.7	100.6	442.7
Percentage growth			13.7%	1.5%	2.3%	9.9%

Fourth Quarter 2023

(In millions of Canadian dollars, except percentages)	Q4 2023	Q4 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	307.1	291.1	16.0	—	n/a	16.0	5.5%
United States	662.1	577.9	84.2	21.3	1.9	61.0	10.6%
Global	273.0	261.4	11.6	—	3.3	8.3	3.2%
Total	1,242.2	1,130.4	111.8	21.3	5.2	85.3
Percentage growth			9.9%	1.9%	0.5%	7.5%

Backlog

(In millions of Canadian dollars, except percentages)	Dec 31, 2023	Dec 31, 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,342.6	1,249.2	93.4	—	n/a	93.4	7.5%
United States	3,950.8	3,715.9	234.9	238.0	(80.1)	77.0	2.1%
Global	1,012.5	936.6	75.9	—	(23.7)	99.6	10.6%
Total	6,305.9	5,901.7	404.2	238.0	(103.8)	270.0
Percentage growth (retraction)			6.8%	4.0%	(1.8)%	4.6%

Tomorrow’s Conference Call

On Thursday, February 29, 2024, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, president and chief executive officer, and Theresa Jang, executive vice president and chief financial officer, will hold a conference call to discuss the Company’s fourth quarter and year end 2023 performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this press release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), free cash flow, net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the 2023 Annual Report, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the Company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of Stantec's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward Looking Statements

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Outlook and Annual Targets for 2024 in their entirety, any projections related to revenue, adjusted EBITDA as a % of net revenue, adjusted net income as a % of net revenue, adjusted diluted EPS growth, adjusted ROIC, free cash flow to net income, net debt to adjusted EBITDA, effective tax rate, earnings patterns, and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to the 2024 Outlook and Annual Targets are provided in the Company’s 2023 Annual Report.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, future pandemics or health crises that could adversely affect operations, reduced public or private sector capital spend, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2023 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2023 Annual Report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 587-579-2086
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is also available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	74.4	73.5	331.2	247.0
Add back (deduct):
Income taxes	21.4	24.3	96.0	78.1
Net interest expense	22.9	17.5	91.0	64.0
Net impairment (reversal) of lease assets and property and equipment (note 1)	3.9	0.4	0.1	(2.9)
Depreciation and amortization	69.1	73.2	283.6	283.5
Unrealized (gain) loss on equity securities	(6.4)	(4.2)	(10.5)	18.0
Acquisition, integration, and restructuring costs (note 4)	9.3	12.6	39.6	41.8
Gain on disposition of intangible asset	—	(5.6)	—	(5.6)
Adjusted EBITDA	194.6	191.7	831.0	723.9

	Quarter Ended Dec 31,		Year Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	74.4	73.5	331.2	247.0
Add back (deduct) after tax:
Net impairment (reversal) of lease assets and property and equipment (note 1)	3.1	0.3	0.1	(2.2)
Amortization of intangible assets related to acquisitions (note 2)	10.9	15.3	52.6	61.1
Unrealized (gain) loss on equity securities (note 3)	(4.9)	(3.2)	(8.1)	13.7
Acquisition, integration, and restructuring costs (note 4)	7.9	9.5	32.6	31.8
Gain on disposition of intangible asset (note 5)	—	(4.3)	—	(4.3)
Adjusted net income	91.4	91.1	408.4	347.1
Weighted average number of shares outstanding - diluted	112,039,745	110,915,844	111,228,491	111,069,776
Adjusted earnings per share - diluted	0.82	0.82	3.67	3.13

See the Definitions section of the 2023 Annual Report for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures. This table includes only continuing operations results.

note 1: The net impairment (reversal) of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2023 of $(0.2) (2022 - $2.6; 2021 - $12.5) and for the quarter ended December 31, 2023 of $0.7 (2022 - $2.2). For the year ended December 31, 2023, this amount is net of tax of nil (2022 - $(0.7); 2021 - $8.8). For the quarter ended December 31, 2023, this amount is net of tax of $0.8 (2022 - $0.1).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2023, this amount is net of tax of $15.3 (2022 - $19.3; 2021 - $9.4). For the quarter ended December 31, 2023, this amount is net of tax of $3.2 (2022 - $5.1).

note 3: For the year ended December 31, 2023, this amount is net of tax of $(2.4) (2022 - $4.3); 2021 - $(3.3)). For the quarter ended December 31, 2023, this amount is net of tax of ($(1.5)) (2022 - $(1.0)).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with the acquisitions and restructuring costs. For the year ended December 31, 2023, this amount is net of tax of $9.5 (2022 - $10.0; 2021 - $6.6. For the quarter ended December 31, 2023, this amount is net of tax of $2.3 (2022 - $3.1).

note 5: For the year and quarter ended December 31, 2023, this amount is net of tax of nil (2022 - (1.3); 2021 - nil).